United States securities and exchange commission logo





                              June 23, 2023

       Sanjeev Redkar
       President
       Apollomics Inc.
       989 E. Hillsdale Blvd., Suite 220
       Foster City, CA 94404

                                                        Re: Apollomics Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 9, 2023
                                                            File No. 333-272552

       Dear Sanjeev Redkar:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 9, 2023

       Cover Page, page 1

   1. For each of the warrants and ordinary shares being registered for resale, disclose the price that the selling
securityholders paid for such securities.
   2. We note that you have disclosed the exercise price of your Warrants, including the approximately $126.15
million in aggregate proceeds you would receive assuming the exercise of all the
outstanding Warrants for cash. Given the significant difference in exercise prices between
your Public Warrants and Private Warrants versus your Penny
                                                        Warrants, please revise
your disclosure to quantify the estimated proceeds from the Penny
                                                        Warrants. In addition,
please revise your disclosure to disclose the exercise price of the warrants compared to
the market price of the underlying securities and disclose that the
                                                        Penny Warrants'
exercise price is significantly lower than your current trading price and
 Sanjeev Redkar
FirstName
ApollomicsLastNameSanjeev Redkar
            Inc.
Comapany
June       NameApollomics Inc.
     23, 2023
June 23,
Page 2 2023 Page 2
FirstName LastName
         your Public Warrants and Private Warrants have exercise prices higher than your current trading of $5.19 per share on June 5, 2023. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note your disclosure that "Maxpro Sponsor may experience profit of $3.19 per share, or approximately $9.90 million in the aggregate for selling the 3,101,900 Class A
         Ordinary Shares it received." Please update your disclosure to clearly disclose the price paid for those securities.
Risk Factors
Risks Related to Ownership of Apollomics Securities
Sales of a substantial number of our securities in the public market by the Selling
Securityholders..., page 99

4.       We note your disclosure that    [f]or example, based on the closing
price of our Class A
         Ordinary Shares on June 5, 2023, the Maxpro Sponsor may experience profit of $3.19 per share, or approximately $9.88 million in the aggregate for selling the 3,101,900 Class A
         Ordinary Shares it received.    Please update your risk factor on the
top of page 99 to
         disclose whether any other private investors acquired securities below the SPAC IPO price or otherwise advise. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
203

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Sanjeev Redkar
Apollomics Inc.
June 23, 2023
Page 3

statement.

       Please contact Cindy Polynice at 202-551-8707 or Jason Drory at 202-551-8342 with any other questions.



                                                         Sincerely,
FirstName LastNameSanjeev Redkar
                                                         Division of
Corporation Finance
Comapany NameApollomics Inc.
                                                         Office of Life
Sciences
June 23, 2023 Page 3
cc:       Daniel E. Nussen, Esq.
FirstName LastName